Exhibit (b) (3)


                         SANFORD C. BERNSTEIN FUND, INC.

                        By-Law Amendment - July 28, 2004

     Article II, Section 9 of the Bylaws of the Corporation are hereby amended by deleting such Section in its entirety and inserting a new Section in lieu thereof to read as follows:

          Section 9. Committees. The Board of Directors may appoint from the directors other committees, each committee to be composed of one or more of the directors of the Corporation or one or more alternate directors as the Board of Directors shall designate. Such committee or committees shall have the name or names as may be determined from time to time by resolution adopted by the Board of Directors. The members of any committee present at any meeting and not disqualified from voting may, whether or not they constitute a quorum, appoint another director to act at the meeting in the place of any absent or disqualified member of such committee. At meetings of any committee, if such committee is composed of more than one member, a majority of the members or alternate members of such committee shall constitute a quorum for the transaction of business and the act of a majority of the members or alternate members present at any meeting at which a quorum is present shall be the act of the committee. The Board of Directors shall have power at any time to change the members and powers of any such committee, to fill vacancies and to discharge any such committee.